Charles A. Hasek IV

Denver, CO | 303-594-6184 | chuck@hasek.media | linkedin.com/in/chuck-hasek

Senior Executive | Technology

Technology innovator who has delivered industry firsts in every role—designing, building, and deploying robust and highly scalable platforms that advance the state of the art in media and communication products. Versatile executive with a wide range of business, technology, analytic and people leadership talents and history of thriving in climates of uncertainty: startups, new technology introductions, aggressive deadlines, mission-critical initiatives. Granted 69 US patents and recognized as a key contributor to 7 Technical Emmy Award winning projects.

Areas of Expertise

Business: Strategic Planning | Operational Leadership | Partnerships & Affiliations | P&L | Contract Negotiations | Budget Management & Cost Control | Intellectual Property Portfolio Managment

Technology: Deep Technical Expertise (Infrastructure, Applications, Services, Software) | Rapid Mastery of New Concepts & Emerging Technologies | Quick, Efficient Project Execution

People: Inspirational Team Leadership | Talent Acquisition Best Practices | High-Performance Culture | Clear Communication to Boards, Investors, Partners & Non-Technical Audiences

Professional Experience

MyStreme, Denver, CO
Founder, Director, and Consultant 2022–2023

Objective is to be a first-of-its-kind fan-owned AI TV service aiming to combine all content everywhere with AI-driven personalization technology. MyStreme's Boundaries AI player will give the customer the power to set and scale unique boundaries for objectionable material. The AI editor gives the customer control over what he will see and hear. MyStreme will bring every streaming service into one, easy-to-use app catered to the customer's preferences. MyStreme aims to be like Spotify for video.

Hasek Media Group, Denver, CO
Owner and Consultant 2022-2023

Providing strategic advising and consulting services for media and technology companies in the following areas: Video Technology, Cloud Technology Data Center, Web3 (Blockchain, SmartContracts, DLT, IPFS). Current partners and clients include major studios, video technology providers, content providers, data centers and early-stage start-ups.

T-Mobile US, Denver, CO
Vice President, Video Technology 2018–2021

FIRSTS: T-Mobile's first video service and comprehensive OTT streaming service offered in conjunction with mobile phone and fixed wireless 5G home internet service.

Following T-Mobile's acquisition of Layer3 TV, retained to lead video technology organization—a first for T-Mobile—and drive conception and development of innovative products and services. Manage $50M+ annual CAPEX and OPEX budget. Led a large team of system engineers and full-stack software developers to build and maintain edge/cloud services and relationships with key vendors and suppliers.

- Within 9 months, transitioned Layer3 TV's IP network and video platform to T-Mobile data center design.
- Challenged to deliver a brand-new OTT low latency streaming service with Cloud DVR on a tight 6-month timeline, marshaled team and resources and surpassed expectations:
  - Within 6 months, delivered TVision Live and Vibe OTT video products and services to an entire nationwide market of T-Mobile subscribers on iOS, tvOS, Android and AndroidTV platforms.
  - Designed, developed, integrated, and deployed a robust, reliable, scalable services that incorporated content from 70+ providers (broadcast, cable nets and premium). Met all projections for subscriber capture and retention.

- Drove additional initiatives that strengthened services reliability, scalability, analytics/business intelligence and revenue:
  - Within 5 months, deployed a fully redundant site for content acquisition, encoding, packaging, video workflow, CMS/MAM, DRM/content protection, storage, and delivery of thousands of linear channels and tens of thousands of video assets.
  - Emphasized the use of robust data collection and analytics to make informed business and technology decisions, for instance content placement, content surfacing, licensing agreements and predictive analysis.
  - Drove innovation by implementing and utilizing an Agile and DevOps environment including CI/CD and hybrid cloud/edge/on-prem deployments.
  - Advanced advertising technology platform to support content providers and monetization plans.
  - Pioneered innovative technologies for managing automated automatic failover for live and OnDemand services resulting in zero downtime for the service.
  - Managed strategic technology sourcing initiatives that included RFQ, RFP and RFI processes.

Layer3 TV (acquired by T-Mobile US for $325M in 2018), Denver, CO
Senior Vice President, Video and Infrastructure Technology 2013–2018

FIRSTS: First-of-its-kind IP video service combining local and multi-platform streaming content into a single source. Industry-first agreement for white-label resale of Verizon residential FiOS internet service.

Member of founding team with mission to reshape the pay TV market to compete against incumbent standalone products.

- Served as technical expert during 2 rounds of fundraising that secured $70M+ in capital plus another $50M+ in financing.
- Coordinated and managed establishment of headquarter office. Established recruiting and hiring program from the ground up, setting key guidelines and best practices for talent acquisition.
- Established IP program, instituted best practices for software design and engineering processes, and built engineering and full stack software development team that, within 18 months:
  - Launched product to customers in Tier 1 markets nationwide, delivering industry-first technology: the largest HEVC deployment in the world, with 4K video content and an innovative user experience employing our own CDN platform.
  - Built a nationwide IP fiber backbone and established presence in all major IX locations.
  - Drove cost and performance efficiencies through a hybrid on-prem/cloud architecture.
  - Built and managed data center and IT team including technology design.
- Led team that developed and deployed pioneering predictive analysis to understand system health, network utilization and scaling, also utilized big data environment (click stream, usage, streaming and content selection) to inform business decisions.
- Played a key role in negotiating content agreements with 70+ content providers. Personally reviewed and vetted all technical requirements to ensure favorable terms.
- Initiated and negotiated industry-first agreement with Verizon to bundle its FiOS internet service with Layer3 TV—creating a "home run" advantage in competing with cable and telco providers.
- Participated in lengthy negotiations that resulted in acquisition and integration of Layer3 TV into T-Mobile.

Time Warner Cable, Broomfield, CO
Principal Architect, Video Systems (Advanced Technology Group) 2003–2013

FIRSTS: Groundbreaking video streaming service and related advancements that gave customers control over where, when, and on what device to view content.

At the forefront of industry shift to streamed content, led numerous R&D initiatives to develop new capabilities and services. Collaborated across the business on product strategy, standards, integration, and next-gen technologies. As primary architect and development leader, managed a small team focused on rapidly taking products from concept to commercial deployment.

- Led team on development and deployment of Alcatel-Lucent Velocix Content Delivery Network (CDN) to deliver linear and VOD video services for consumer-owned devices—iPad, iPhone, Android, Roku, xBox360, PC/Mac platforms.
  - Drove accelerated 9-month development of first-in-the-industry OTT service.

- Provided foundation for delivering next generation of IP Video services for multi-screen viewing.
- Led industry's largest ABR linear (live) channel deployment—3,000+ channels—providing channel and service parity for all channels to customers on all screens.
  - Completed architecture and development within 1 year.
  - Continued R&D and optimization of Adaptive Bit-Rate technologies that enabled customers to receive multi-screen video for all channels both in-home and out-of-home.
- Created Alternate Content (blackouts) and Ad Insertion systems for IP video products.
- Pioneered Network Digital Video Recorder (NDVR) for delivering recorded content to consumer-owned IP devices.
- Worked with software and hardware systems vendors to steer product design and development for next-generation IP video architecture and systems. Prepared technical forecasts, developed specifications and requirements, and prepared RFIs, RFPs, and RFQs.
- Participated in industry groups setting standards and specifications for emerging technologies.

MystroTV | Time Warner (startup within Time Warner, Inc.), Westminster, CO
Senior Network Engineer 2002–2003

FIRSTS: Cable's first Network Digital Video Recorder (NDVR) and Cloud Digital Video Recorder (CDVR) platform—winner of an Emmy Award for Technical Achievement.

Joined MystroTV to drive development of innovative technology for recording TV content and storing in the cloud.

- Spearheaded technical development: architecture, specifications and requirements, testing, and deployment.
- Worked with cross-functional teams to develop systems for deploying NDVR/CDVR in Time Warner Cable systems; ultimately, startup group was merged into Time Warner Cable.

Education

Bachelor of Science (BS), Computer Engineering, cum laude
University of Pittsburgh, Pittsburgh, PA

Professional Recognition

PATENTS
69 granted US patents covering a wide variety of media, content, telecommunications and Web3 technology areas

AWARDS
7 Technical Emmy Awards (key contributor) | CED Award for Multi-Screen Pacesetter, 2013

PUBLICATIONS AND CONFERENCE PRESENTATIONS

- *The Road to Ultra Low Latency Streaming,* Speaker on panel May 2019, Pay TV Show
- *HDR, 4K and ATSC 3.0: Where Are We?,* Speaker on panel October 2017, Sports Video Group (SVG) TranSPORT 2017
- *Navigating the Challenges of Replicating Traditional Cable Services on CDN Based Networks*. Published and presented November 2012, IP Cable World Summit.
- *Approaches to Integrating CDN Technologies into Classic Cable VOD Platforms,* co-authored with Santosh Krishnan, Verivue. Published and presented June 2011, NCTA Conference.
- *The Universal Edge QAMs*, co-authored with Weidong Mao, Comcast, and Greg White, CableLabs. Published and presented August 2008, CableLabs Summer Conference.
- *Session-Based Encryption in Switched Environments*, co-authored with Doug Jones, Big Band Networks. Published and presented June 2008, Cable-Tec Expo Conference.
- *Approaches to Managing Edge Resources for Triple-Play Services*, co-authored with Doug Jones, Big Band Networks. Published and presented January 2008, CableLabs Emerging Technologies Conference.